Dodd-Frank Clawback Policy

Exhibit 97
1.Purpose. The Board of Directors (the “Board”) of The Progressive Corporation (the “Company”) has adopted this Clawback Policy (the “Policy”) that provides for the recovery of certain incentive compensation in the event of an Accounting Restatement. This Policy is designed to comply with, and shall be interpreted to be consistent with, Section 954 of the Dodd-Frank Wall Street Reform and Consumer Protection Act, Section 10D of the Securities Exchange Act of 1934, as amended, Rule 10D-1 promulgated under the Exchange Act (“Rule 10D-1”) and Section 303A.14 of the New York Stock Exchange Listed Company Manual (the “Listing Standards”). The applicable provisions of The Progressive Corporation Gainshare Plan (“Gainshare”), Progressive Capital Management Incentive Plan and performance-based equity award agreements entered into pursuant to The Progressive Corporation 2015 Equity Incentive Plan expressly incorporate this Policy by reference. Unless otherwise defined or expressly given a different meaning in this Policy, each capitalized term shall have the meaning given to it in Section 12 of this Policy.

2.Administration. This Policy shall be administered by the Committee. The Committee is authorized to interpret this Policy and to make all determinations necessary, appropriate or advisable for the administration of this Policy. Any interpretations or determinations made by the Committee shall be final and binding on the Company and all affected individuals. No such interpretation or determinations need be relied on as a precedent for any similar action or decision. In the administration of this Policy, the Committee is authorized and directed to consult with the full Board or such other committees of the Board as may be necessary or appropriate as to matters within the scope of such other committee’s responsibility and authority. Subject to any limitation under applicable law, the Committee may authorize and empower any officer or employee of the Company to take any and all actions necessary or appropriate to carry out the purpose and intent of this Policy (other than with respect to any recovery under this Policy involving such officer or employee). No member of the Board, the Committee or any other committee of the Board charged with administration of this Policy shall incur any liability for any action taken or omitted, or any interpretation or determination made, in good faith in connection with this Policy.
3.Covered Executives; Incentive-Based Compensation. This Policy applies to Incentive-Based Compensation received by a Covered Executive (a) after beginning service as a Covered Executive; (b) if that person served as a Covered Executive at any time during the performance period for such Incentive-Based Compensation; and (c) while the Company has a listed class of securities on a national securities exchange.
4.Recovery of Erroneously Awarded Compensation in the Event of an Accounting Restatement. In the event the Company is required to prepare an Accounting Restatement, the Company shall reasonably promptly recover the amount of any Erroneously Awarded Compensation received by any Covered Executive, as calculated pursuant to Section 5 hereof, during the Applicable Period.

5.Erroneously Awarded Compensation: Amount Subject to Recovery. The amount of “Erroneously Awarded Compensation” subject to recovery under the Policy, as determined by the Committee, is the amount of Incentive-Based Compensation received by the Covered Executive that exceeds the amount of Incentive-Based Compensation that otherwise would have been received by the Covered Executive had it been determined based on the restated amounts.

Erroneously Awarded Compensation shall be computed by the Committee without regard to any taxes paid by the Covered Executive in respect of the Erroneously Awarded Compensation.

(a)With respect to any compensation plans or programs that take into account Incentive-Based Compensation, the amount of Erroneously Awarded Compensation subject to recovery hereunder includes, but is not limited to, the amount contributed to any notional account (such as amounts deferred into the Executive Deferred Compensation Plan) based on Erroneously Awarded Compensation and any earnings accrued to date on that notional amount.

(b)For Incentive-Based Compensation based on stock price or total shareholder return (“TSR”) where the amount of erroneously awarded compensation is not subject to mathematical recalculation directly from the information in an accounting restatement: (i) the Committee shall determine the amount of Erroneously Awarded Compensation based on a reasonable estimate of the effect of the Accounting Restatement on the stock price or TSR upon which the Incentive-Based Compensation was received; and (ii) the Company shall maintain documentation of the determination of that reasonable estimate and provide such documentation to the New York Stock Exchange (“NYSE”).

6.Method of Recovery. The Committee shall determine, in its sole discretion, the timing and method for promptly recovering Erroneously Awarded Compensation hereunder based on the particular facts and circumstances. Subject to applicable law, the Committee may effect recovery under this Policy from any amount otherwise payable to the Covered Executive, including amounts payable to such individual under any otherwise applicable Company plan or program, including base salary, bonuses, annual incentive compensation (such as Gainshare payments), or commissions and compensation previously deferred by the Covered Executive.

In no event may the Company accept an amount that is less than the amount of Erroneously Awarded Compensation in satisfaction of a Covered Officer’s obligations hereunder. Notwithstanding the foregoing, the Company’s recovery obligation pursuant to this section shall not apply to the extent that the Committee, or in absence of the Committee, a majority of the independent directors serving on the Board determines that such recovery would be impracticable and:

(a)The direct expense paid to a third party to assist in enforcing the Policy would exceed the amount to be recovered. Before concluding that it would be impracticable to recover any amount of Erroneously Awarded Compensation based on expense of enforcement, the Committee must make a reasonable attempt to recover such erroneously awarded compensation, document such reasonable attempt(s) to recover and provide that documentation to NYSE; or
(b)Recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the Company, to fail to meet the requirements of 26 U.S.C. 401(a)(13) or 26 U.S.C. 411(a) and regulations thereunder.
7.No Indemnification of Covered Executives. Notwithstanding the terms of any indemnification or insurance policy or any contractual arrangement with any Covered Executive that may be interpreted to the contrary, the Company shall not indemnify or insure any Covered Executive against the loss of any Erroneously Awarded Compensation, including any payment or reimbursement for the cost of third-party insurance purchased by any Covered Executive to fund potential clawback obligations under this Policy.

8.Effective Date; Retroactive Application. This Policy shall be effective as of October 2, 2023 (the “Effective Date”). The terms of this Policy shall apply to any Incentive-Based Compensation that is received (i.e. vested, paid or earned) by a Covered Executive on or after the Effective Date, even if such Incentive-Based Compensation was approved, awarded, or granted to the Covered Executive prior to the Effective Date. Without limiting the generality of Section 6 hereof and subject to applicable law, the Committee may effect recovery under this Policy from any amount of compensation approved, awarded, granted, payable or paid to the Covered Executive prior to, on or after the Effective Date.

9.Amendment; Termination; Severability. This Policy may be amended, in whole or in part, from time to time by the Committee as it deems necessary. The Committee shall amend this Policy as it deems necessary to comply with applicable laws (including Section 409A of the Internal Revenue Code) or any rules or standards adopted by the NYSE. No amendment, modification, supplement, rescission or replacement of this Policy shall be effective if it would cause the Company to violate any federal securities laws, or Securities Exchange Commission (the “SEC”) or NYSE rule. The Board may terminate this Policy at any time. To the extent that any provision of this Policy is found to be unenforceable or invalid under any applicable law or regulation, such provision shall be applied to the maximum extent permitted, and shall automatically be deemed amended in a manner consistent with its objectives to the extent necessary to conform to any limitations required under applicable law or regulation.

10.Other Recovery Rights; Company Claims. The Board intends that this Policy shall be applied to the fullest extent of the law. Any right of recovery under this Policy is in addition to, and not in lieu of, any other remedies or rights of recovery that may be available to the Company under applicable law or regulation or pursuant to the terms of any similar policy in any employment agreement, equity award agreement, or similar agreement, Company cash or equity incentive plan and any other legal remedies available to the Company. However, to the extent that any compensation recoverable under this Policy is also recoverable other than pursuant to this Policy, including pursuant to applicable law such as Section 304 of the Sarbanes-Oxley Act or pursuant to any other policy or agreement of the Company, then this Policy will be administered in order to avoid duplicative recovery to the extent permitted by applicable law and NYSE rules.

Nothing contained in this Policy, and no recovery as contemplated by this Policy, shall limit (a) the Company’s ability to seek recoupment, in appropriate circumstances (including circumstances beyond the scope of this Policy) and as permitted by applicable law or regulation, of any amounts from any Covered Executive, and (b) any claims, damages or other legal remedies the Company or any of its affiliates may have against a Covered Executive arising out of or resulting from any actions or omissions by the Covered Executive.

11.Successors. This Policy shall be binding and enforceable against all Covered Executives and their beneficiaries, heirs, executors, administrators or other legal representatives.

12.Definitions. For purposes of this Policy, the following terms shall have the meanings set forth below:

“Accounting Restatement” means an accounting restatement of the Company’s financial statements due to the Company’s material noncompliance with any financial reporting requirement under the securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period.

“Applicable Period” means the three completed fiscal years immediately preceding the date on which the Company is required to prepare an Accounting Restatement, as well as any transition period (that results from a change in the Company’s fiscal year) within or immediately following those three completed fiscal years (except that a transition period that comprises a period of at least nine months shall count as a completed fiscal year). The “date on which the Company is required to prepare an Accounting Restatement” is the earlier to occur of (a) the date the Board, a committee of the Board or the officers of the Company authorized to take such action if Board action is not required, concludes, or reasonably should have concluded, that the Company is required to prepare an Accounting Restatement or (b) the date a court, regulator or other legally authorized body directs the Company to prepare an Accounting Restatement, in each case regardless of if or when the restated financial statements are filed.

“Committee” means the Compensation Committee (if composed entirely of independent directors, or in the absence of such a committee, a majority of independent directors serving on the Board).

“Covered Executives” means the Company’s current and former executive officers, as determined by the Committee in accordance with the definition of executive officer set forth in Rule 10D-1 and the Listing Standards.

“Erroneously Awarded Compensation” has the meaning set forth in Section 5 of this Policy.

A “Financial Reporting Measure” is any measure that is determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements, and any measures that are derived wholly or in part from such measures. A Financial Reporting Measure need not be presented within the Company’s financial statements or included in a filing with the SEC.

“Incentive-Based Compensation” means any compensation that is granted, earned or vested based wholly or in part upon the attainment of a Financial Reporting Measure. Incentive-Based Compensation is “received” for purposes of this Policy in the Company’s fiscal period during which the Financial Reporting Measure specified in the Incentive-Based Compensation award is attained, even if the payment or grant of such Incentive-Based Compensation occurs after the end of that period.
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